November 16, 2023 VIA EDGAR	Chicago New York Washington, DC London San Francisco Los Angeles Singapore Dallas Miami vedderprice.com Deborah Bielicke Eades Shareholder +1 312 609 7661 deades@vedderprice.com

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street NE
Washington, DC 20549

Attn:	Mr. Christopher R. Bellacicco

Re:	SP Funds S&P Sharia Global Technology ETF SP Funds S&P World ETF Registration Statement on Form N-1A File Nos. 333-274015 and 811-23893

Dear Mr. Bellacicco:

On behalf of the registrant, SP Funds Trust (the “Registrant”), we are responding to the Staff’s comments in regard to the Registrant’s Pre-Effective Amendment No. 2 to the registration statement on Form N-1A (the “Registration Statement”). For convenience, the comments are restated below, with the response immediately following. In addition, this filing reflects the completion of all missing information in the Registration Statement and the fling of all remaining exhibits.

PROSPECTUS

1.	Comment: Please add additional disclosure in an appropriate location in the prospectus with respect to provisions of the Declaration of Trust relating to the procedures for derivative actions including demand requirements, the 10% ownership requirement, the Board investigation time, and shareholder reimbursement obligations. Please also disclose that certain suits are required to be brought as derivative actions notwithstanding that they may give rise to an individual claim. Please disclose that the foregoing provisions do not apply to suits under the federal securities laws.

Response: Registrant has added the requested disclosure.

2.	Comment: Please add disclosure in an appropriate location in the prospectus regarding the exclusive jurisdiction and waiver of jury trial provisions. Please disclose that such provisions may require shareholders to bring suit in an inconvenient or unfavorable jurisdiction. Please disclosure potential limitations on enforceability.

Response: Registrant has added the requested disclosure.

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November 16, 2023

PART C

3.	Comment: Please add the language required by Rule 484(b)(3) of the Securities Act of 1933 to Item 30 of Part C.

RESPONSE: Registrant has added the requested disclosure.

If you have any questions regarding these responses, please contact the undersigned at (312) 609-7661.

Very truly yours,

/s/ Deborah Bielicke Eades
Deborah Bielicke Eades
Shareholder